CHINA GOLDEN DRAGON TRAVEL GROUP
5F Wan Zhao Kemao Building, Fu’an Street, Heping District,
Tianjin, 300021, People’s Republic of China
Tel.: 86-22-2306.8001

March 20, 2009

By EDGAR Transmission and by Hand Delivery

Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549

Re:

China Golden Dragon Travel Group
Registration Statement on Form 10
Filed January 21, 2009
File No. 000-53569

Dear Mr. Webb:

On behalf of China Golden Dragon Travel Group (the "Company"), we hereby request the withdrawal of the Company’s Registration Statement on Form 10-12G (the "Form 10") (File No. 000-53569), filed by the Company with the Securities and Exchange Commission (the "Commission"), on January 21, 2009, under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Form 10 is being withdrawn in order to prevent it from automatically becoming effective on March 23, 2009, pursuant to Section 12(g)(1) of the Exchange Act. The Company is still in the process of responding to the comments made by the Commission in its letter of February 18, 2009, and is still undergoing its 2008 year end audit, the results of which will answer some of the Commission's questions. The Company intends to file a replacement Registration Statement on Form 10 with the Commission as soon as possible.

If you have any questions regarding this request for withdrawal or if you would like to discuss any other matters, please contact Scott C. Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Very truly yours,

CHINA GOLDEN DRAGON TRAVEL GROUP

By:	/s/ Xuetian Yuan
Xuetian Yuan
President and Chief Executive Officer